SEC File No. 70-


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   DECLARATION

                                      UNDER

            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                  PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
               (Name of company filing this statement and address
                         of principal executive office)



                                GPU, INC. ("GPU")
         (Name of top registered holding company parent of applicant)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary             120 West 45th Street
Michael J. Connolly,                    New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary             Robert C. Gerlach, Esq.
Pennsylvania Electric Company           Ballard Spahr Andrews &
2800 Pottsville Pike                    Ingersoll, LLP
Reading, Pennsylvania  19605            1735 Market Street - 51st Floor
                                        Philadelphia, Pennsylvania
19103-7599



                 (Names and addresses of agents for service)

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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.
         -------------------------------------

            A. Penelec owns a 20% undivided interest in the Seneca Pumped Storage Generating Station ("Seneca"), a 435 MW pumped storage hydroelectric generating facility located near Warren, Pennsylvania. The remaining 80% is owned by Cleveland Electric Illuminating Company ("CEI"). CEI is a public utility company providing retail electric service in northeastern Ohio and is a subsidiary of FirstEnergy Corp. ("FirstEnergy"), an exempt holding company under the Act. HCAR No. 35-26772 (Nov. 5, 1997). Penelec is also the operator of Seneca. The Federal Energy Regulatory Commission ("FERC") has issued a license for Seneca (Project No. 2280) under Part 1 of the Federal Power Act ("FPA").

            B. In October 1997, GPU announced its intention to begin the process of divesting up to all of its fossil fuel and hydroelectric generation facilities, including Penelec's 20% interest in Seneca (the "Seneca Interest"), through an auction process. Upon completion of the auction process last October, Penelec entered into a Purchase and Sale Agreement ("PSA") dated as of October 30, 1998, to sell the Seneca Interest to FE Acquisition Corp., a wholly-owned, special purpose subsidiary of FirstEnergy and an Ohio corporation ("FEAC"), for $43 million, subject to certain adjustments as discussed in paragraph D

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


            below(1). FEAC has advised Penelec that it intends to assign all of its rights, obligations and interests under the PSA to CEI.

            C. The closing of the sale of the Seneca Interest is subject to (i) the receipt of various federal and state regulatory approvals, (ii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") and
(iii) the satisfaction of other customary closing conditions including the transfer or reissuance to CEI of all material state and local permits, delivery of legal opinions, and the like.
---------
(1) On October 29, 1998, Penelec, together with GPU's other electric utility subsidiaries, Jersey Central Power & Light Company ("JCP&L") and Metropolitan Edison Company ("Met-Ed") also entered into agreements to sell 23 fossil fuel and hydroelectric generating plants, together with certain associated facilities, equipment, assets and development properties to Sithe Energies, Inc. ("Sithe") for an aggregate purchase price of $1.68 billion, subject to certain adjustments. Sithe, a privately-held Delaware corporation, currently operates 29 power plants in the United States and Canada. Additionally, in August 1998, Penelec, together with New York State Electric & Gas Corporation, an unaffiliated New York public utility, entered into agreements to sell their respective 50% undivided ownership interests in the 1,884 MW Homer City Station to EME Homer City Generation L.P., a subsidiary of Edison Mission Energy which is, in turn, a subsidiary of Edison International (the parent company of Southern California Edison Company, a public utility operating in central and southern California) for approximately $1.8 billion. Further, Penelec, JCP&L and Met-Ed entered into an agreement to sell the Three Mile Island Unit 1 nuclear generating station to AmerGen Energy Company, LLC ("AmerGen") for a total purchase price of $100 million, subject to certain adjustments. AmerGen is a Delaware limited liability company whose ultimate owners are PECO Energy Company, an electric and gas utility operating in Southeastern Pennsylvania and British Energy, an electric utility operating in Great Britain.



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



            On the closing date (the "Closing Date"), Penelec will transfer to CEI the Seneca Interest, which also includes Penelec's 20% undivided ownership interest in certain inventory, machinery, permits and other assets relating to Seneca, all as more fully described in the PSA, to CEI. Pursuant to an Assignment and Assumption Agreement, CEI will in general assume without recourse certain of Penelec's liabilities, including those related to: (i) contracts, licenses and agreements concerning the Seneca Interest arising from and after the Closing Date, and (ii) environmental liabilities relating to the release of hazardous substances at Seneca.

            D. As of December 31, 1998, the Seneca Interest had a net book value of approximately $10.6 million.(2) The purchase price for the Seneca Interest was determined through a competitive auction process and related arms-length negotiations. On the Closing Date, the purchase price will be adjusted to reflect certain items, including: (i) any inventory change from June 30, 1998,
(ii) the payment of rent, certain taxes and other items customarily adjusted and
(iii) Penelec's capital expenditures if such expenditures were either mandated by a governmental authority or approved by CEI, unless such expenditures do not exceed the aggregate of $2 million.
--------
(2) The cost of construction of the Seneca Interest was approximately $12.7 million.

            E. The Seneca site is owned by the United States Army Corps of Engineers and the United States Forest Service, Department of the Interior, and is used by the owners of Seneca under a license issued by the FERC under Part 1 of the FPA (License No. 2280). Penelec and CEI will be filing an application with the FERC to transfer Penelec's co-license for Seneca to CEI. Following the Closing Date, Penelec will continue to own and operate certain transmission and distribution facilities which are located on the Seneca site pursuant to a Sub-License Agreement between CEI and Penelec. Penelec will also grant to CEI the right to own and operate certain equipment which is associated with Seneca and which is located off the Seneca site within an adjacent Penelec substation.

            F. GPU Generation, Inc., a Penelec affiliate and a wholly-owned subsidiary of GPU, currently operates Seneca but will cease to do so on the Closing Date. The PSA provides that CEI is obligated to make offers of employment to Penelec's union employees associated with Seneca to fill CEI's union staffing level requirements and to assume the applicable collective bargaining agreement. CEI is also obligated to make reasonable efforts to employ non-union personnel associated with the operation of Seneca.

            G.    Rule 53 Analysis.
            (a) As described below, GPU meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By
                                       4

            Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At December 31, 1998, GPU's average consolidated retained earnings was approximately $2.183 billion, and GPU's aggregate investment in EWGs and FUCOs was approximately $1.204 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $979 million in EWGs and FUCOs as of December 31, 1998.

            (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

               (A) For each United States EWG in which GPU directly or indirectly holds an interest:

                    (1)   the  books  and  records  for such EWG will be kept in
                          conformity  with  United  States  generally   accepted
                          accounting principles ("GAAP");

                    (2)   the   financial   statements   will  be   prepared  in
                          accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

               (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:

                    (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                    (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

                          (1) such entity to maintain books and records in accordance with GAAP;

                          (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                          (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2) (iii) (B) of Rule 53.

            (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

            (iii) Copies of this Declaration on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries(3). In addition, GPU will submit to each such commission copies of any amendments to this Declaration and any Rule 24

--------
(3) Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

            certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

            (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transaction.

               (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

               (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.183 billion) represented an increase of approximately $22.4 million (or approximately 1.0%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.160 billion).

               (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1998 in excess of 5% of GPU's December 31, 1998 consolidated retained earnings.

            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transaction proposed in this Declaration. The transaction would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

            The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November

            6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 60.7% debt.

            GPU's December 31, 1998 consolidated capitalization consists of 45.4% equity and 54.6% debt. Thus, since the date of the November 5 Order, there has been no adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(4)

            GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1992 through 1998. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(5)

            Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.
--------
(4) The first mortgage bonds of Penelec, JCP&L and Met-Ed are rated A+ by Standard & Poors Corporation, and A2, Baa1 and A3, respectively, by Moody's Investor Services, Inc.

(5) As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity, plc.

Reference is made to Exhibit G filed herewith which sets forth GPU's consolidated capitalization at December 31, 1998 and after giving effect to the transaction proposed herein. As set forth in such exhibit, the proposed transaction will not have a material impact on GPU's capitalization or earnings.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          -------------------------------

                  The estimated fees, commission and expenses to be incurred in connection herewith will be filed by amendment.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         --------------------------------

                   The sale of the Seneca Interest is subject to Section 12(d) of the Act and Rule 44 thereunder.












                                       11
ITEM 4.      REGULATORY APPROVALS
             --------------------
                   A. The Pennsylvania Public Utility Commission ("PaPUC") has approved the sale of all of Penelec's generation assets (including the Seneca Interest) in an Order dated October 16, 1998 (attached as an exhibit hereto). In accordance with that order, Penelec will request that the PaPUC issue a Certificate of Public Convenience and Necessity approving such sale. Penelec will file an application with the FERC seeking authorization to transfer Penelec's hydroelectric license for Seneca to CEI. Penelec and CEI will also file requisite notification and report forms pursuant to the HSR Act with respect to the sale of the Seneca Interest with the Federal Trade Commission and the Department of Justice.

                   B. No other state commission has jurisdiction with respect to the subject transaction and, assuming that your Commission authorizes and approves all aspects of the sale of the Seneca Interest (including the accounting therefor), no other federal commission has jurisdiction with respect thereto.

ITEM 5.      PROCEDURE.
             ----------
                  It is requested that the Commission issue an order with respect to the transaction proposed herein at the earliest practicable date, but in any event not later than April 30, 1999. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.      EXHIBITS AND FINANCIAL STATEMENTS.

                  A      -    Not Applicable.

                  B-1    -    Purchase and Sale Agreement  between Penelec and
                              FEAC -- to be filed by amendment.

                  B-2    -    Interconnection  Agreement among Penelec,  FEAC
                              and CEI -- to be filed by amendment.

                  C      -    Not Applicable.

                  D-1    -    Order of PaPUC dated October 16, 1998  approving
                              the sale of Penelec's generation assets -- to be filed by amendment.

                  D-2 PaPUC Certificate of Public Convenience -- to be filed by amendment.

                  D-3 Application for License Transfer filed by Penelec with the FERC -- to be filed by amendment.

                  E      -    Map   of   interconnection   relationship   of
                              properties of Penelec with properties of CEI (to be filed under Form SE) -- to be filed by amendment.

                  F-l    -    Opinion of  Berlack,  Israels & Liberman  LLP --
                              to be filed by amendment.

                  F-2    -    Opinion of Ballard  Spahr  Andrews &  Ingersoll,
                              LLP -- to be filed by amendment.

                  G      -    GPU Actual and Pro Forma  Capitalization  ratios
                              as at December 31, 1998 -- to be filed by amendment.

            (b)   Financial Statements:

                  1-A    -    Penelec Consolidated Balance Sheets,  actual and
                              pro  forma,   as  at  December   31,   1998,   and
                              Consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the year ended December 31, 1998; pro forma journal entries -- to be filed by amendment.

                  1-B    -    GPU Consolidated Balance Sheets,  actual and pro
                              forma,  as at December 31, 1998, and  Consolidated
                              Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the year ended
                              December 31, 1998; pro forma journal entries -- to be filed by amendment.

                  2      -    Reference  is  made  to   Financial   Statements
                              included in 1 above.

                  3      -    None.

                  4      -    None,  except  as  set  forth  in the  Notes  to
                              Financial Statements.


ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS.
            ----------------------------------------

                  The issuance of an order by your Commission with respect to the proposed sale of the Seneca Interest is not a major Federal action significantly affecting the quality of the human environment.

                  No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transaction. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed sale of the Seneca Interest.


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                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                     PENNSYLVANIA ELECTRIC COMPANY




                                    By:
                                        ------------------------------
                                          T. G. Howson,
                                          Vice President and Treasurer


Dated:   March 2, 1999

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